UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

IM CANNABIS CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

44969Q307
(CUSIP Number)

Oren Shuster
IM Cannabis Corp.
550 Burrard Street, Suite 2300
Vancouver, British Columbia V6C 2B5
(408) 672-5610

Copy to:
Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44969Q307

1	NAMES OF REPORTING PERSONS
Oren Shuster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,860,518

	8	SHARED VOTING POWER
153

	9	SOLE DISPOSITIVE POWER
2,860,518

	10	SHARED DISPOSITIVE POWER
153

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,860,671(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.27%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of 1,872,564 common shares, options exercisable for 131,250 common shares, warrants exercisable for 856,704 common shares and 153 common shares held indirectly through Ewave Group Ltd.
(2)
The percentages used herein are calculated based upon 9,129,525 outstanding shares of the Issuer as of January 16, 2023, plus 987,954 common shares in underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13D-3(d)(1)(i) of the Act.

CUSIP No. 44969Q307

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Shares, no par value per share (the “Shares”)

(b)	Name of Issuer:

IM Cannabis Corp. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

Kibbutz Glil Yam, Central District, Israel, 4690500

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Oren Shuster (“Reporting Person”)

(b)	Principal Business Address:

The principal business address of the Reporting Person is:

Kibbutz Glil Yam
Central District, Israel 4690500

(c)	Occupation, Employment and Other Information:

The reporting person is the Chief Executive Officer and a director of the Issuer.

(d)	Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is an Israeli citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

Personal funds used for consideration in private placement purchase more fully described in Item 4 below.

Item 4.	Purpose of Transaction

All Shares were acquired in the ordinary course of business for general investment purposes.

This Amendment No. 1 to Schedule 13D incorporates a 1:10 reverse stock split effected by the Issuer in November of 2022.

In April of 2022, the Reporting Person purchased 150,000 (pre-split) common shares of the Issuer in open-market transactions for an aggregate purchase price of US$335,731.60.  In August of 2022, the Reporting Person purchased 600,000 (pre-split) common shares of the Issuer at US$0.50 per share in connection with an Issuer private placement offering, for a total purchase price of US$300,000. In September of 2022, the Reporting Person purchased 275,000 (pre-split) common shares of the Issuer in open market purchases.

On January 16, 2023, the Reporting Person acquired 856,704 units pursuant to a non-brokered private placement offering by the Issuer.  Each Unit was acquired for US$1.25 for aggregate consideration of US$1,070,880. Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Common Share at an exercise price of US$1.50 until January 16, 2026.

Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 2,860,518

(ii)	Shared power to vote or to direct the vote: 153

(iii)	Sole power to dispose or direct the disposition: 2,860,518

(iv)	Shared power to dispose or direct the disposition: 153

(v)	Aggregate amount of shares beneficially owned: 2,860,671

(vi)	Percent of class represented in Item (v) above: 28.27%

(b)	See Item 5.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None

Item 7.	Material to Be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

/s/ Oren Shuster
Oren Shuster